Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

CHANGE OF ADDRESS OF PRINCIPAL PLACE OF BUSINESS IN HONG KONG

The board of directors (the “Board”) of XPeng Inc. (the “Company”) hereby announces that with effect from January 10, 2025, the address of the principal place of business in Hong Kong of the Company will be changed to Room 1918, 19/F, Lee Garden One, 33 Hysan Avenue, Causeway Bay, Hong Kong.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, January 10, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo as a non-executive Director, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only